UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

BUILD-A-BEAR WORKSHOP, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

120076 10 4
(CUSIP Number)

Braden M. Leonard
65 E. Cedar – Suite 2
Zionsville, IN 46077
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 15, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 120076 10 4

1	NAME OF REPORTING PERSON BML Investment Partners, L.P.(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS		WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	2,525,000(1)
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	2,525,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,525,000 Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		14.5%(2)
14	TYPE OF REPORTING PERSON (See Instructions)		PN

(1)
BML Investment Partners, L.P. is a Delaware limited partnership whose sole general partner is BML Capital Management, LLC.  The managing member of BML Capital Management, LLC is Braden M. Leonard.  As a result, Braden M. Leonard is deemed to be the indirect owner of the shares held directly by BML Investment Partners, L.P. Despite such shared beneficial ownership, the reporting persons disclaim that they constitute a statutory group within the meaning of Rule 13d-5(b)(1) of the Act.

(2)
Calculated based on 17,393,600 shares of Build-a-Bear Workshop, Inc.’s (the “Issuer’s”) common stock, par value $0.01 per share, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 10, 2012.

CUSIP No. 120076 10 4

1	NAME OF REPORTING PERSON Braden M. Leonard(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS		PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	115,804(2)
	8	SHARED VOTING POWER	2,525,000(1)
	9	SOLE DISPOSITIVE POWER	106,602
	10	SHARED DISPOSITIVE POWER	2,525,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,640,804 Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		15.2%(3)
14	TYPE OF REPORTING PERSON (See Instructions)		IN

(1)
BML Investment Partners, L.P. is a Delaware limited partnership whose sole general partner is BML Capital Management, LLC.  The managing member of BML Capital Management, LLC is Braden M. Leonard.  As a result, Braden M. Leonard is deemed to be the indirect owner of the shares held directly by BML Investment Partners, L.P. Despite such shared beneficial ownership, the reporting persons disclaim that they constitute a statutory group within the meaning of Rule 13d-5(b)(1) of the Act.

(2)	Includes 9,202 shares of unvested restricted common stock as to which Mr. Leonard has voting but not dispositive power.

(3)
Calculated based on 17,393,600 shares of Build-a-Bear Workshop, Inc.’s (the “Issuer’s”) common stock, par value $0.01 per share, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 10, 2012.

Explanatory Note

This Amendment No. 2 to Schedule 13D is being filed by the undersigned to amend the Schedule 13D filed by the reporting persons on April 28, 2011, and the Amendment No. 1 filed on May 21, 2012 (as amended, the “Schedule 13D”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 1.  Security and Issuer.

No material change.

Item 2.  Identity and Background.

No material change.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

“BML Investment Partners, L.P. holds 2,525,000 shares of Common Stock which were acquired using working capital.  Braden M. Leonard individually owns 106,602 shares of Common Stock and 9,202 shares of unvested restricted Common Stock, which he acquired using personal funds or received as grants in connection with his service on the Board of Directors of the Issuer, as discussed under Item 4 below.”

Item 4.  Purpose of Transaction.

No material change.

Item 5.  Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

“(a)   Amount beneficially owned:

As of June 22, 2012, Braden M. Leonard beneficially owned 2,640,804 shares of the Issuer’s Common Stock, which includes 106,602 shares of Common Stock and 9,202 shares of unvested restricted Common Stock as to which Mr. Leonard has voting but not dispositive power.

As of June 22, 2012, BML Investment Partners, L.P. beneficially owned 2,525,000 shares of the Issuer’s Common Stock.”

Percent of class:

As of June 22, 2012, Braden M. Leonard beneficially owned 15.2% of the Issuer’s Common Stock.

As of June 22, 2012, BML Investment Partners, L.P. beneficially owned 14.5% of the Issuer’s Common Stock.”

Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

“(b)  Mr. Leonard has sole voting power over 115,804 shares, sole dispositive power over 106,602 shares, and shared voting and dispositive power over 2,525,000 shares.

BML Investment Partners, L.P. has no sole voting or dispositive power over any shares, and shared voting and dispositive power over 2,525,000 shares.”

Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

“(c)  During the past 60 days, BML Investment Partners, L.P. effected the following transactions in Issuer’s Common Stock.  All of such transactions were effected in the open market.

Shares of Common Stock Purchased	Price Per Share ($)	Date of Purchase
100,000	4.8125	May 8, 2012
50,000	4.8605	May 9, 2012
50,000	4.6890	May 22, 2012
12,500	4.6120	May 24, 2012
5,000	4.7664	May 25, 2012
12,500	4.5074	May 31, 2012
20,000	4.4527	June 4, 2012
50,000	4.3427	June 8, 2012
21,722	4.0681	June 14, 2012
3,278	4.0602	June 15, 2012

Except as set forth above, neither Mr. Leonard nor BML Investment Partners, L.P. purchased, sold, or acquired any additional shares of the Issuer’s Common Stock during the 60 days prior to the filing of this Amendment No. 1 to Schedule 13D.”

(d)  No material change.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No material change.

Item 7.  Material to be Filed as Exhibits.

Exhibit A: Agreement of Joint Filing.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2012	BML Investment Partners, L.P., a Delaware limited partnership

By: BML Capital Management, LLC, its general partner and an Indiana limited liability company

	By:	/s/ Braden M. Leonard
Name: Braden M. Leonard
Title: Managing Member

Date: June 22, 2012		/s/ Braden M. Leonard
Braden M. Leonard

Exhibit A

Agreement of Joint Filing

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13D, and any amendments thereto, with respect to the Common Stock, par value $0.01 per share, of Build-a-Bear Workshop, Inc. and that this agreement be included as an Exhibit to such filing and any amendment thereof.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same agreement.

IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of June 22, 2012.

BML Investment Partners, L.P., a Delaware limited partnership

By: BML Capital Management, LLC, its general partner and an Indiana limited liability company

By:	/s/ Braden M. Leonard
Name: Braden M. Leonard
Title: Managing Member

/s/ Braden M. Leonard
Braden M. Leonard